Mail Stop 4561

May 27, 2008

Robert A. Fehlman
Executive Vice President
and Chief Financial Officer
Simmons First National Corporation
501 Main Street
Pine Bluff, Arkansas 71601

      RE: **Simmons First National Corporation**
             Form 10-K for Fiscal Year Ended December 31, 2007
             Filed February 27, 2008
             File No. 000-06253

Dear Mr. Fehlman

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Kevin W. Vaughn
                    Accounting Branch Chief